UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number:  0-32637

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation
405 Fifth Street
Ames, Iowa 50010

REQUIRED INFORMATION

1.
Financial statements and schedule of the Ames National Corporation 401(k) Profit Sharing Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached hereto.

2.	A written consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit 23 and is incorporated herein by this reference.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 27, 2013

AMES NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

By: First National Bank, Ames, Iowa, Trustee

By:	/s/ Pamela K. Fleener
Name:	Pamela K. Fleener
Title:	Vice President and Senior Trust Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit

23	Consent of Independent Registered Accounting Firm

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
Ames, Iowa

FINANCIAL STATEMENTS
December 31, 2012 and 2011

Table of  Contents
Report of Independent Registered Public Accounting Firm

The Plan Administrator
Ames National Corporation 401(k) Profit Sharing Plan
Ames, Iowa

We have audited the accompanying statements of net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen, LLP

West Des Moines, Iowa
June 27, 2013

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011

CASH	$298,759	$275,928

PARTICIPANT-DIRECTED INVESTMENTS	21,494,111	21,757,157

RECEIVABLES
Accrued interest and dividends	26,452	15,260
Contributions receivable from employer	987	-
Contributions receivable from employee	450	-
Notes receivable from participants	150,520	121,909

NET ASSETS AVAILABLE FOR BENEFITS	$21,971,279	$22,170,254

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest	$31,874	$65,723
Dividends	544,582	541,932
Net appreciation (depreciation) in fair value of investments	2,013,531	(769,736)

Total investment income (loss)	2,589,987	(162,081)

Interest income from notes receivable from participants	4,692	5,244

Contributions:
Employer	546,156	507,468
Participants	903,992	717,579

Total contributions	1,450,148	1,225,047

Total additions	4,044,827	1,068,210

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,240,721	3,276,453
Operating expenses	3,081	3,546

Total deductions	4,243,802	3,279,999

NET DECREASE	(198,975)	(2,211,789)

NET ASSETS AVAILABLE FOR BENEFITS,BEGINNING OF YEAR	22,170,254	24,382,043

NET ASSETS AVAILABLE FOR BENEFITS,END OF YEAR	$21,971,279	$22,170,254

The accompanying notes are an integral part of the financial statements.

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN

The Ames National Corporation 401(k) Profit Sharing Plan (the Plan) is sponsored by Ames National Corporation and its subsidiaries:  First National Bank, Ames, Iowa (the Plan trustee); Boone Bank & Trust Co., Boone, Iowa; Reliance State Bank (formerly known as Randall-Story State Bank), Story City, Iowa; State Bank & Trust Co., Nevada, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Companies).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies who have completed six months of employment with a minimum of 500 hours of service and are age 21 or older.  Employees are eligible to begin making salary deferral contributions to the Plan on January 1, or July 1, following their eligibility date and will also be eligible for the employer matching contribution at that time.  To be entitled to employer nondiscretionary contributions, a participant must generally complete 1,000 hours of service during the Plan year and must be employed by the Companies on the last day of the Plan year.  In addition, the Plan was amended in 2012 to give predecessor employer service credit to the employees of two bank offices purchased by Reliance State Bank in 2012.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to the Internal Revenue Service limitations for 2012 and 2011.  The Plan provides a matching contribution up to 3% of the participant’s compensation and a nondiscretionary contribution of 3% of the participants’ compensation.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Additionally, each participant over age 50 may elect to make catch up contributions subject to certain limitation as of the Internal Revenue Service.  All Plan investments were participant-directed into investment options offered by the Plan.

Participant accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Companies’ matching contribution, (c) an allocation of the Companies’ nondiscretionary contribution and (d) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeited balances of terminated participants’ nonvested balances are used to reduce future contributions from the Companies.

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions and the Companies’ matching contributions and earnings thereon.  Vesting in the Companies’ nondiscretionary contributions and earnings thereon is based on years of continuous service established after reaching 1,000 hours of credited service in a year.  A participant is 100% vested in the Companies’ nondiscretionary contributions after three years of credited service with no vesting prior to that time.

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum amount.  Benefits related to the nondiscretionary contribution are immediately vested on termination of service due to death, disability and normal retirement.  Benefits related to the nondiscretionary contribution for other reasons are generally paid only if the participant is employed on the last day of the Plan year and has 1,000 hours of service.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Notes receivable from participants at December 31, 2012, mature through 2022 and the interest rates (as determined by the Plan Administrator) range from 2.75% to 7.38%.  Principal and interest are paid ratably through monthly payroll deductions, generally, over five years. However, repayment of notes receivable from participants for the purchase of a primary residence may exceed five years, but no longer than ten years.  The notes receivable from participants are secured by the balance in the participants’ account.

Forfeited accounts

The forfeitures are used to reduce future Company contributions.  During the years ended December 31, 2012 and 2011, forfeitures from nonvested account balances reduced Company contributions each year by approximately $21,000.  At December 31, 2012 and 2011, forfeited nonvested account balances totaled approximately $5,000 and $22,000, respectively.  These accounts will be used to reduce future contributions from the Company.

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan year ends on December 31.  Significant accounting policies followed by the Plan are presented below

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates in preparing financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments

Investments are reported at fair value.  Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 7 for discussion of fair value measurements.

Purchases and sales of investment securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold as well as unrealized gains and losses on investments held during the year.

Notes receivable from participants

Notes receivable from participants are stated at the amount of unpaid principal balance plus any accrued but unpaid interest.  Payments of notes receivable from participants are applied to the specific accounts comprising the balance.  Delinquent and unpaid notes receivable are reclassified as a distribution against the participant’s vested balance.

Payment of benefits

Benefits are recorded when paid.

Recent accounting pronouncements

In May, 2011, the Financial Accounting Standards Board (FASB) issued amended guidance which eliminates terminology difference between GAAP and International Financial Reporting Standards (IFRS) on the measurement of fair value and the related fair value disclosures.  While largely consistent with existing fair value measurement principles and disclosures, the changes were made as part of the continuing efforts to converge GAAP and IFRS.  The guidance was effective for annual periods beginning after December 15, 2011, and did not have a significant impact on the Plan’s financial statements.

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 3 – FINANCIAL INSTRUMENT RISK

The Plan maintains all its cash in a deposit account at the Plan trustee, which at times, may exceed federally insured limits.  Management believes the Plan is not exposed to any significant credit risk on its cash.

NOTE 4 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.

NOTE 5 - INVESTMENTS

The following table presents the Plan investments that represent 5% or more of the Plan’s net assets as of December 31:

	2012	2011

ANC Balanced Fund	$8,255,182	$8,687,813
Ames National Corporation, Common Stock	2,144,382	2,352,168
Oppenheimer Develop Markets	*	1,176,922
Vanguard Target Retire 2025	1,125,281	1,164,881
Vanguard Small-Cap Index	*	1,148,565

* Balance less than 5% of the Plan's net assets

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in fair value for the years ended December 31, 2012 and 2011 as follows:

	2012	2011

Mutual Funds	$1,145,370	$(665,589)
Seperately Managed Trust Account	566,902	246,585
Common Stock Fund	301,259	(350,732)

Net appreciation (depreciation) in fair value of investments	$2,013,531	$(769,736)

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2012 and 2011, the Plan held 97,917 and 120,624 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $2,144,382 and $2,352,168, respectively.  At December 31, 2012 and 2011, the Plan also held cash totaling $298,759 and $275,928 at the Plan trustee.

The Plan sold or distributed 25,021 shares for $556,925 during the year ended December 31, 2012. The Plan purchased 2,314 shares for $47,880 during the year ended December 31, 2012.  The Plan sold or distributed 34,261 shares for $574,496 during the year ended December 31, 2011. The Plan purchased 21,445 shares for $385,783 during the year ended December 31, 2011.  All assets are held through trust agreement by the Plan trustee, who is also a party-in-interest.

NOTE 7 – FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatility, prepayment speeds, credit risk); or inputs derived principally from or can be corroborated by observable market data by correlation or other means.

If the asset or liability has a specified term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.   There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at the last trading day of the year.

Separately managed trust account (ANC Balanced Fund):  Valued at NAV based on the fair value of the underlying investments of the Fund.  The underlying investments are Level 1 and Level 2 assets consisting of common and preferred stocks, equity and bond funds, corporate bonds and a money market account.  Since the Fund is not actively traded, Plan management has classified the Fund as a Level 2 asset.  No amount greater than $50,000 can be withdrawn from the Fund, without a 90 day notice.  The Fund investment strategy is to seek total return through long-term growth of capital and current income.  This Fund’s asset allocation strategy seeks to provide moderate market appreciation along with a consistent income potential provided by fixed maturity investments and dividend income.  The Fund had no unfunded commitments.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market account:  Valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the balances of assets measured at fair value by level as of December 31:

2012
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds:
Indexed funds	$3,880,574	$-	$-	$3,880,574
Target maturity funds	3,301,118	-	-	3,301,118
Other funds	3,195,628	-	-	3,195,628
Money market fund	677,627	-	-	677,627
Total mutual funds	11,054,947	-	-	11,054,947

Separately managed trust account :
ANC Balanced Fund	-	8,255,182	-	8,255,182
Total separately managed trust account	-	8,255,182	-	8,255,182

Common stock fund:
Ames National Corporation, common stock	2,144,382	-	-	2,144,382
Money market account	-	39,600	-	39,600
Total common stock fund	2,144,382	39,600	-	2,183,982

Total assets at fair value	$13,199,329	$8,294,782	$-	$21,494,111

2011
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds:
Indexed funds	$3,654,603	$-	$-	$3,654,603
Target maturity funds	2,883,451	-	-	2,883,451
Other funds	3,750,743	-	-	3,750,743
Money market fund	394,163	-	-	394,163
Total mutual funds	10,682,960	-	-	10,682,960

Separately managed trust account :
ANC Balanced Fund	-	8,687,813	-	8,687,813
Total separately managed trust account	-	8,687,813	-	8,687,813

Common stock fund:
Ames National Corporation, common stock	2,352,168	-	-	2,352,168
Money market account	-	34,216	-	34,216
Total common stock fund	2,352,168	34,216	-	2,386,384

Total assets at fair value	$13,035,128	$8,722,029	$-	$21,757,157

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 8 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination all participants will become 100% vested in their accounts.

NOTE 9 - TAX STATUS

The determination letter received for the Plan prototype document was dated March 31, 2008.  In this letter, the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax.  The Plan has not applied for its own determination letter.  The Plan Administrator believes that the Plan is being operated in compliance with applicable requirements of the IRC and, therefore, the Plan, as amended, is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  Plan management believes the Plan is no longer subject to income tax examinations for the years prior to 2009.

NOTE 10 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 11 – SUBSEQUENT EVENTS

Plan management evaluated subsequent events through the date the financial statements were issued.  Events or transactions occurring after December 31, but prior to when the financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2012 have been recognized in the financial statements for the year ended December 31, 2012.  Events or transactions that provided evidence about conditions that did not exist at December 31, 2012, but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2012.

On May 8, 2013, Plan management began the formal steps to discontinue the ANC Balanced Fund as an investment option.  Plan participants will reallocate this investment at their discretion to other investment options offered by the Plan.

This information is an integral part of the accompanying financial statements.

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SUPPLEMENTAL SCHEDULE

Table of  Contents
AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan #002  EIN # 42-103907
December 31, 2012

	(b)			(e)
	Identity of issuer, borrower,	(c)	(d)	Fair
(a)	lessor, or similar party	Description of investment	Cost	Value

	Assets held by First National Bank, Ames, Iowa, as Trustee*

	American Europacific Growth R5	Mutual fund	**	$494,528
	American Funds Capital Income Builder R5	Mutual fund	**	155,689
	American Funds Growth	Mutual fund	**	665,330
	American Funds Income Fund	Mutual fund	**	144,847
	Davis NY Venture A	Mutual fund	**	351,888
	Oppenheimer Develop Markets	Mutual fund	**	994,670
	PIMCO Total Return R	Mutual fund	**	709,099
	Vanguard 500 Index	Mutual fund	**	685,205
	Vanguard Bond Index	Mutual fund	**	416,738
	Vanguard Develop Markets Index	Mutual fund	**	239,622
	Vanguard Mid-Cap Index	Mutual fund	**	917,542
	Vanguard Prime Money Market Index	Mutual fund	**	677,627
	Vanguard Small-Cap Index	Mutual fund	**	912,368
	Vanguard Target Retire 2015	Mutual fund	**	562,285
	Vanguard Target Retire 2025	Mutual fund	**	1,125,281
	Vanguard Target Retire 2035	Mutual fund	**	486,365
	Vanguard Target Retire 2045	Mutual fund	**	455,876
	Vanguard Target Retire 2055	Mutual fund	**	5,695
	Vanguard Target Retire Income	Mutual fund	**	665,616
	Washington Mutual Investors	Mutual fund	**	388,676
	Total			11,054,947

*	ANC Balanced Fund	Separately managed trust account	**	8,255,182

*	Ames National Corporation, common stock	Common stock fund	**	2,144,382
	Money market account	Common stock fund	**	39,600
	Total			2,183,982

*	Notes receivable from participants	Interest rates ranging from 2.75%
		to 7.38% and maturity dates
		from March 2013 through May 2022.		150,520

	Total			$21,644,631

*	Indicates a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments, and, therefore, is not included